SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-30771

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                         For Period ended: June 30, 2002

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:
                              --------------------


                Nothing        in this form shall be construed to
                               imply that the Commission has
                               verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
               ---------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

                 Interactive Motorsports and Entertainment Corp.
                             Full Name of Registrant

                       Pacific International Holding, Inc.
                            Former Name if Applicable

                              5624 West 73rd Street
            Address of Principal Executive Office (Street and Number)

                           Indianapolis, Indiana 46278
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, within the prescribed period without unreasonable effort or expense because of the reorganization and change in control of the Registrant that became effective on August 2, 2002. On that date, the Registrant, then known as Pacific International Holding, Inc. (OTC BB: PCIH.OB), a Utah corporation, changed its state of domicile and name by merging into Interactive Motorsports and Entertainment Corp., an Indiana corporation ("IMEC"), pursuant to an Agreement and Plan of Reorganization. Subsequent to the merger and effective as of the same date, IMEC acquired pursuant to a Plan and Agreement of Exchange all of the issued and outstanding shares of common stock and preferred stock of Perfect Line, Inc., an Indiana corporation ("Perfect Line"), from the Perfect Line shareholders in exchange on a share-for-share basis for shares of IMEC common stock and preferred stock. As a result of the share exchange, the Perfect Line shareholders now hold IMEC shares representing approximately eighty-two percent (82%) of the IMEC capital stock. Also effective as of August 2, 2002, the members of the Board of Directors of Perfect Line were elected to replace the members of the IMEC Board of Directors and the executive officers of Perfect Line became the executive officers of IMEC.

The new management of the Registrant needs additional time in which to obtain from prior management the information needed to prepare and file the Form 10-QSB for the quarter ended June 30, 2002. The Registrant believes that it will be able to file the Quarterly Report on Form 10-QSB within the extended time period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William Donaldson          (317)            295-3535
         -------------------------------------------------------------
         (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes           [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 Interactive Motorsports and Entertainment Corp.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2002             By: /s/ William Donaldson
                                      ----------------------------------
                                   Name:  William Donaldson
                                   Title: Chief Executive Officer and
                                          Chairman of the Board